Mail Stop 3561

November 8, 2005

Carlos Henrique Moreira
Chief Executive Officer
Embratel Participacoes S.A.
Empresa Brasileira de Telecomunicacoes S.A. - Embratel
Rua Regente Feijo, 166, Sala 1687-B
Rio de Janeiro, RJ – Brazil 20060-060

>   **Re**:   **Embratel Participacoes S.A.**
>   **Form 20-F for Fiscal Year Ended December 31, 2004**
>   **Filed June 30, 2005**
>   **File No. 1-14499**
>
>   **Empresa Brasileira de Telecomunicacoes S.A. – Embratel**
>   **Form 20-F for Fiscal Year Ended December 31, 2004**
>   **Filed June 30, 2005**
>   **File No. 333-16323-01**

Dear Mr. Moreira:

We have reviewed your supplemental response letter dated October 26, 2005 as well as your filing and have the following comments. As noted in our comment letter dated August 18, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for Fiscal Year Ended December 31, 2004

Note 7. General and Administrative Expenses, page F-20

1.   We note your response to comment 1. It appears to us that the Anatel fees would be more appropriately classified as "cost of services" for US GAAP reporting purposes. Please revise in future filings or advise.

Note 34. Summary of the Differences Between Accounting Practices in Accordance with BR GAAP and US GAAP, page F-65

e. Earnings per share, page F-68

2.   We are still awaiting your response to prior comment 5.

t. Net equity reconciliation of the differences between US GAAP and BR GAAP, page F-77

3.   We are still considering your accounting treatment regarding prior comment 8.

US GAAP Supplementary Information, page F-78

4.   We note your response to comment 10. Explain for us in more detail the nature of the following adjustments and your basis for believing they would be appropriately classified as operating income(expense):
   • Gain on sale of subsidiary,
   • Provision for write-off of permanent assets,
   • Withholding income tax on remittances to foreign telecommunications companies,
   • Other

5.   We note your response to prior comment 11. In future filings, disclose the amount of taxes that are deducted from gross revenues for US GAAP reporting purposes.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director